UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras updates on event in the Campos Basin - FPSO Rio de Janeiro

Rio de Janeiro, August 29, 2019 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on 08/28/2019, reports that Modec has reported to the company that, this Thursday morning, the Salvage team boarded the FPSO Cidade do Rio de Janeiro again to proceed with the activities to prepare the decommissioning and removal of the vessel.

The priority of Modec and Petrobras, since the beginning of their work in managing damage containment measures at the FPSO Cidade do Rio de Janeiro, was to provide immediate support that would ensure the safety of people and preservation of the environment. The landing of employees was conducted safely from August 24 to 26 and the focus now is to safely complete the decommissioning of the vessel.

Modec also reported that the platform contains approximately 450 m³ of diesel and 169 m³ of oily sludge, both stored in tanks unaffected by damages. For comparison purposes, the total storage capacity of the vessel is about 250,000 m³. The vessel has no crude oil in any of its tanks. The onboard Salvage team is also working on a plan to safely reduce the products stored in the vessel.

Damage to the side of the vessel did not progress and remained stable compared to the last analysis, still confined to a single tank. The draft and slope conditions of the vessel also remain stable.

The sea oil slick detected on this Thursday’s overflight has been reduced. Vessels continue to work on cleaning and dispersing the product.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s management. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should”, and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer